July 27, 2016

VIA EDGAR

Ms. Mara L. Ransom, Assistant Director
Office of Consumer Products
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Ocean Thermal Energy Corporation
Amendment No. 1 to Form 10-12G/A
Filed June 28, 2016
File No. 000-55573

Dear Ms. Ransom:

This letter is in response to your letter dated June 28, 2016, respecting your review of Amendment No. 1 to the Form 10 General Form for Registration of Securities filed June 28, 2016, by Ocean Thermal Energy Corporation (“OTE”). Set forth below are your comments, followed by OTE’s responses. OTE has filed an amendment today containing the revised disclosure.

Item 1. Business

The Technology, pate 4

1.           We note your response to comment 4 and reissue the comment in part. Please disclose the fact that you have not yet built a SWAC or OTEC system and that you can only estimate the cost per kWh of electricity generated by facilities you propose to build. Please also disclose, if true, that SWAC or OTEC systems of the size you plan to build do not yet exist anywhere in the world, providing additional uncertainty as to your expected costs and the feasibility of building such a system. Additionally, the second bullet, which requested disclosure of the basis for your statement on page 5 that fossil-fuel based energy is decreasing in supply and increasing in cost, was not deleted from your filing as indicated in your response. Please remove this statement or disclose the basis for such statement.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 27, 2016

________________________________________

Response:	Disclosure revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of 2015 to 2014, page 41

2.           We note your response to comment 14 and your revised disclosure on page 41. We have the following comments:

●
In your response you state that approximately $2.4 million of the increase in salaries and wages was due to increased stock based compensation expense. Please revise your discussion of this expense to quantify the amount of the 2015 increase in salaries which was attributable to increased stock based compensation expense.

●
We note that salaries and wages for fiscal 2015 increased by $3.0 million as compared to salaries and wages for fiscal 2014. You disclose that part of this increase was due to issuances of common stock to several key employees and also disclose that during 2014 you were installing pipe for the land side of the Baha Mar project and that $208,125 in salaries for those employees working directly on the Baha Mar project were capitalized rather than expensed. However, your current disclosure appears to explain only approximately 64 percent of the increase. Please revise your disclosure to ensure it adequately explains and quantifies the reasons for the majority of this increase.

●
You disclose that consulting expenses decreased 65% in 2015 compared to 2014. However we note that professional fees decreased by approximately 44% in 2015 compared to 2014. Please revise or explain to us why you believe no revision is necessary for this year-to-year comparison.

●
In your response you state that the decrease in consulting expense in 2015 as compared to 2014 is due to fees paid to a financial group that assisted with your merger with BBNA and fees paid to an individual who died in April 2015. Please revise your discussion of results of operations to quantify reasons given for changes in expense line items. Please ensure your revised discussion is comprehensive and complete.

Response:	Disclosure revised.

3.           We note your response to comment 15 and your revised disclosure. Please further expand your disclosure to quantify the impact of the bankruptcy of the Baha Mar project developer on your G&A expenses. Also as previously requested please discuss whether any other projects caused a fluctuation in G&A between the years and ensure your discussion of the trend of G&A expenses is compared to the trend of other expenses associated with Baha Mar and other projects.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 27, 2016

________________________________________

Response:	Disclosure revised.

Item 6. Executive Compensation

Summary Compensation Table, page 52

4.           We note your response to comment 16 and reissue the comment in part. On page F-21, you disclose that during the fiscal year ended December 31, 2015 your company “issued to the chief financial officer 1,000,000 shares of common stock, with a fair value of $850,000, according to a settlement agreement.” Please identify this individual and provide the disclosure required by Item 402(m) of Regulation S-K with regard to the compensation earned by or paid to this individual during the fiscal year ended December 31, 2015. Please refer to Items 402(m)(2)(iii) and 402(m)(3) of Regulation S-K for guidance. Please also include this information in your summary compensation table. Please refer to Item 402(n) of Regulation S-K

Response:	Disclosure revised.

Financial Statements for the Three Months Ended March 31, 2016 and 2015

Condensed Consolidated Statements of Operations, page F-27

5.           Please tell us why the number of weighted average common shares outstanding used in calculating your basic and diluted net loss per common share for the three months ended March 31, 2016 is unchanged from the weighted average number of common shares outstanding used calculating your net loss per share for the year ended December 31, 2015. We note you had 82,623,066 shares outstanding at December 31, 2015 and that you issued shares during the three months ended March 31, 2016. We may have further comment after reviewing your response.

Response:	Disclosure revised.

Note 1—Summary of Significant Accounting Policies and Organization, page F-30

(G)           Business Segments, page F-32

6.           Please revise to present the segment information required by ASC 280-20-50-21 through 50-26 for the three months ended March 31, 2015 or tell us why you believe no such revision is required.

Response:	Disclosure revised.

_________________________

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 27, 2016

________________________________________

OTE acknowledges the following:

●	OTE is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●	OTE may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please advise if you have any questions respecting the foregoing or if additional information would be helpful to your review.

Sincerely,

OCEAN THERMAL ENERGY CORPORATION

/s/ Jeremy P. Feakins
Jeremy P. Feakins
Chief Executive Officer and Chief Financial Officer